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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                                              Commission File Number: 000-26756

                          NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ X ] Form 10-Q [ ] Form N-SAR

For Period Ended:  DECEMBER 31, 1997

[  ] Transition Report on Form 10-K     [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F     [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K
     For the Transition Period Ended:
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant:  GEOGRAPHICS, INC.
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Former name if applicable:
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Address of principal executive office:  1555 ODELL ROAD, P.O. BOX 1750
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City, State and Zip Code:  BLAINE, WASHINGTON  98231
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                                   PART  II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Page 1 of 3 pages
                                  No Exhibits
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                                   PART  III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K,11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company has not yet completed the preparation of its financial statements for the three months and nine months ended December 31, 1997 for the following reasons:

     1. On December 24, 1997, the Company announced that it had entered into a definitive agreement for the sale of its lettering and signage business to U.S. Stamp, a competing privately-held office products supplier. Management views the sale of this product line as critical to the future operations of the Company. It was determined in December 1997 that shareholder approval of the sale is required and, since November 1997, the Company has dedicated substantially all of the management time and human resources within its accounting department to responding to due diligence requests from the potential buyer, negotiating the transaction documents and preparing the proxy materials.

     2. The Company has experienced significant turnover within its accounting and finance middle-management, including the loss of its controller and another similar level financial manager during a five week period during November and December 1997. The Company was without a controller, as well as other key financial management, from December 23, 1997 through February 9, 1998, a period that is critical in the gathering of financial data, the compiling of the Company's quarterly financial statements and the preparation of its quarterly report on Form 10-Q.

     3. As a result of the financial management turnover issues, together with the time and human resource requirements to prepare to effect the sale of the Company's lettering and signage business, it was not possible for management to complete the Company's quarterly report for the three months and nine months ended December 31, 1997 within the prescribed time period.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     BRUCE CLAWSON            (800)          426-5923
     (Name)                   (Area code)    (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               [ X ] Yes [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                              [ X ] Yes  [  ] No

     The Company currently expects to report a significant loss, which could exceed $1.0 million, for the three month period ended December 31, 1997. By comparison, the Company reported a loss of approximately $0.4 million for the same period in 1996. However, any comparisons of gross margin, inventory and net income for each of the first three quarters of fiscal 1997 with the corresponding quarters of fiscal 1998 and fiscal 1996 may not be entirely meaningful. In connection with the Company's audit for the fiscal year ended March 31, 1997,

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management determined that during fiscal 1997, the use of certain accounting procedures and estimates based upon historical results caused overstatements of gross margin and inventories on an interim basis. Although the Company believes that such overstatements occurred over the course of fiscal 1997, it determined that, given the complexity of the issues involved, it was not possible to accurately allocate the necessary adjustment to any interim quarterly period in fiscal 1997.

     As a result of this inability to accurately adjust interim period information, the adjustment to gross margin and inventories was made at the end of fiscal 1997 (March 31, 1997), and previously reported quarterly information for fiscal 1997 was not restated. The cumulative effect in fiscal 1997 of the overstatement, when combined with reserves for obsolete inventory, was a reduction of both gross margin and inventory of approximately $5.6 million. However, for the foregoing reasons, the effect that an interim allocation of such adjustments might have had on the results for the three and nine months ended December 31, 1997, if any, will not be reflected in the period-to-period comparisons for gross margin, inventory and net income included in the upcoming quarterly report on Form 10-Q.

     Geographics, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: FEBRUARY 13, 1998                 By: /s/ BRUCE CLAWSON
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                                           BRUCE CLAWSON, VICE PRESIDENT OF
                                             FINANCE AND CHIEF FINANCIAL OFFICER






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